UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Other Events

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release dated December 12, 2024 entitled “Mainz Biomed Announces Pricing of $8.0 Million Follow-On Offering Priced at-the-Market Under Nasdaq Rules”.

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-269091).

Exhibit No.	Exhibit
99.1	Press Release entitled “Mainz Biomed Announces Pricing of $8.0 Million Follow-On Offering Priced at-the-Market Under Nasdaq Rules”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 13, 2024	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	Chief Financial Officer

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